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April 14, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on April 14, 2008.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./

Robert M. Chilstrom

cc: Maarten Thompson

dlw 4/17

File No. 82-2683

Wolters Kluwer
Law & Business

RECEIVED

2008 APR 16 P 2:25

FICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Contact: Leslie Bonacum
Director of Communications
Wolters Kluwer
Tax, Accounting & Legal
+1 847 267 7153
mediahelp@cch.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+31 20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Law & Business Completes Acquisition of Accountants Division of MYOB UK and MYOB Ireland

Addition expands CCH's suite of professional practice software products

London (April 14, 2008) - Wolters Kluwer Law & Business today announced that it has completed the acquisition from MYOB Limited of the Accountants Division of MYOB UK and MYOB Ireland, software and services providers to accountancy practices. The units are now part of Wolters Kluwer UK, one of the most respected providers of specialist products and services for the accounting, tax and finance professions. The agreement to purchase was announced on March 31, 2008.

Bob Becker, President and CEO of Wolters Kluwer Law & Business, said: "The combination of Wolters Kluwer UK, through its CCH Software division, and the Accountants Division of MYOB UK and Ireland is very good news for the accountancy profession. It is an opportunity for professionals to benefit from innovative 'best of breed' products and new capabilities in workflow tool development, training and consultancy."

By bringing together the strengths and expertise of the two businesses, CCH will be able to provide customers with access to enhanced software and service solutions, covering tax, audit, accounts production, insolvency, practice management and document management in the UK and Ireland.

Like CCH, MYOB employs highly skilled and talented people and offers a wide range of software, including market-leading systems like Viztopia Practice Management, Viztopia Accounts Production and PerTax. Over 2,500 customers, of which 1,700 are accountancy practices, currently use MYOB UK and Ireland products to streamline processes and maximise productivity.

About Wolters Kluwer Law & Business
Wolters Kluwer Law & Business is a provider of research products and software solutions in key specialty areas for legal and business professionals. Wolters Kluwer UK, incorporating the core brands Croner and CCH, is part of the Wolters Kluwer Law & Business group. It is the UK's most respected provider of information and consultancy services, providing a range of information tools that help make businesses more effective and profitable. CCH is a provider of specialist products and services for the accounting, tax and finance professions. Currently 17 out of the top 20 accounting practices in the UK rely on CCH for information, software, fee protection insurance, professional development, magazines and telephone advice. For more information visit www.cch.co.uk.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer has annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Wolters Kluwer
Law & Business

About MYOB
MYOB is an international provider of solutions that liberate business owners and accountants from the burden of day to day administration, empowering them to achieve business success. The company develops and delivers award-winning software, services and support for more than 700,000 businesses and accounting practices.

MYOB Limited is a public company listed on the Australian Stock Exchange (ASX symbol 'MYO').

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

END